                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)




                               BRIO SOFTWARE, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

               Shares of Common Stock, par value $0.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    109704106
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]   Rule 13d-1(b)
          [ ]   Rule 13d-1(c)
          [ ]   Rule 13d-1(d)







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-------------------                                       ---------------------
CUSIP No. 109704106                    13G
-------------------                                       ---------------------


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         1        NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY)

                  Reid S. Walker
-------------------------------------------------------------------------------

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                         (b)[ ]

-------------------------------------------------------------------------------

         3        SEC USE ONLY

-------------------------------------------------------------------------------

         4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. Citizen
-------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         1,858,330
                           ----------------------------------------------------
       NUMBER OF                6        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       449,510
        OWNED BY           ----------------------------------------------------
          EACH                  7        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                        1,858,330
                           ----------------------------------------------------
                                8       SHARED DISPOSITIVE POWER

                                        449,510
-------------------------------------------------------------------------------

         9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,307,840
-------------------------------------------------------------------------------

         10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------

         11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.1%
-------------------------------------------------------------------------------

         12       TYPE OF REPORTING PERSON*

                  HC
-------------------------------------------------------------------------------


          *SEE INSTRUCTIONS BEFORE FILLING OUT




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--------------------                                       --------------------
CUSIP No. 109704106                  13G
--------------------                                       --------------------

-------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               G. Stacy Smith
-------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------

      3        SEC USE ONLY

-------------------------------------------------------------------------------

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
-------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         1,853,330
                           ----------------------------------------------------
       NUMBER OF                6        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       449,510
        OWNED BY           ----------------------------------------------------
          EACH                  7        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                        1,853,330
                           ----------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         449,510
-------------------------------------------------------------------------------

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,302,840
-------------------------------------------------------------------------------

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                      [ ]

-------------------------------------------------------------------------------

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.1%
-------------------------------------------------------------------------------

     12        TYPE OF REPORTING PERSON*

               HC
-------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT





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                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Mr. Reid S. Walker and Mr. G. Stacy Smith, principals of WS Capital, L.L.C. ("WS Capital") and WSV Management, L.L.C. ("WSV"), each a Texas limited liability company, relating to shares of common stock of Brio Software, Inc. (the "Issuer").

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital Master Fund ("WSC Master Fund"), a Texas general partnership composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., each a Texas limited partnership, and (ii) Walker Smith International Fund, Ltd. ("Walker Smith International"), a British Virgin Islands exempted company, and (2) WSV for the account of (i) WS Opportunity Master Fund ("Opportunity Master Fund"), a Texas general partnership composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., each a Texas limited partnership, and (ii) WS Opportunity Fund International, Ltd. ("Opportunity International"), a Cayman Islands exempted company. WS Capital Management, L.P. ("WS Capital Management") is (i) the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., (ii) agent and attorney-in-fact for WSC Master Fund, and (iii) the investment manager of Walker Smith International. WS Capital is the general partner of WS Capital Management. WS Ventures Management, L.P. ("WSVM") is (i) the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., (ii) agent and attorney-in-fact for Opportunity Master Fund, and (iii) the investment manager of Opportunity International. WSV is the general partner of WSVM.

ITEM 1(a)        NAME OF ISSUER.

                 Brio Software, Inc.

ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                 4980 Great America Parkway
                 Santa Clara, California 95054

ITEM 2(a)        NAME OF PERSON FILING.

                 Reid S. Walker and G. Stacy Smith

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
                 RESIDENCE.

                 300 Crescent Court, Suite 880
                 Dallas, Texas 75201

ITEM 2(c)        CITIZENSHIP OR PLACE OF ORGANIZATION.

                 Reid S. Walker and G. Stacy Smith are United States citizens.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES.

                 Common Stock, par value $0.001 per share (the "Common
                 Stock").

ITEM 2(3)        CUSIP NUMBER.

                 109704106

ITEM 3           IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS
                 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

   (a)    [ ]    Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

   (b)    [ ]    Bank as defined in section 3(a)(6) of the Act
                 (15 U.S.C. 78c).



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   (c)     [ ]    Insurance company as defined in section 3(a)(19) of the
                  Act (15 U.S.C. 78c).

   (d)     [ ]    Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C.
                  80a-8).

   (e)     [ ]    An investment advisor in accordance with Section
                  240.13d-1(b)(1)(ii)(E).

   (f)     [ ]    An employee benefit plan or endowment fund in accordance
                  with Section 240.13d-1(b)(1)(ii)(F).

   (g)     [X]    A parent holding company or control person in accordance
                  with Section 240.13d-1(b)(1)(ii)(G).

   (h)     [ ]    A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

   (i)     [ ]    A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

   (j)     [ ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4            OWNERSHIP.

                  (a) Mr. Smith is the beneficial owner of 2,302,840 shares of Common Stock, which includes (1) 1,853,330 shares of Common Stock beneficially owned by WS Capital and WS Capital Management for the accounts of WSC Master Fund and Walker Smith International and (2) 449,510 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of Opportunity Master Fund and Opportunity International. Mr. Walker is the beneficial owner of 2,307,840 shares of Common Stock, which includes (1) 1,853,330 shares of Common Stock beneficially owned by WS Capital and WS Capital Management for the accounts of WSC Master Fund and Walker Smith International, (2) 449,510 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of Opportunity Master Fund and Opportunity International and (3) 5,000 shares of Common Stock held in Mr. Walker's personal account.

                  (b) Mr. Smith is the beneficial owner of 6.1% (determined by dividing 2,302,840 shares of Common Stock presently beneficially owned by Mr. Smith by 37,838,928 shares of Common Stock issued and outstanding as of November 8, 2002, according to the Issuer's Quarterly Report on Form 10-Q filed November 14, 2002) of the outstanding shares of Common Stock. Mr. Walker is the beneficial owner of 6.1% (determined by dividing 2,307,840 shares of Common Stock presently beneficially owned by Mr. Walker by 37,838,928 shares of Common Stock issued and outstanding as of November 8, 2002, according to the Issuer's Quarterly Report on Form 10-Q filed November 14, 2002) of the outstanding shares of Common Stock.

                  (c) As the principals of WS Capital, Messrs. Walker and Smith may direct the vote and disposition of the 1,853,330 shares of Common Stock beneficially owned by WS Capital. Messrs. Walker and Smith have shared power to vote and dispose of 449,510 shares of Common Stock



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                           beneficially owned by WSV. Mr. Walker may direct and
                           vote the disposition of the 5,000 shares of Common Stock held in his personal account.



ITEM 5                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                        Inapplicable.

ITEM 6                  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                        PERSON.

                        Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                        Inapplicable.

ITEM 8                  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                        GROUP.

                        Inapplicable.

ITEM 9                  NOTICE OF DISSOLUTION OF GROUP.

                        Inapplicable.

ITEM 10                 CERTIFICATION.

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS                EXHIBIT 1

                        Joint Filing Agreement dated February 4, 2003 between Reid S. Walker and G. Stacy Smith.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  February 4, 2003





                                            /s/ REID S. WALKER
                                            -----------------------------------
                                            Reid S. Walker

                                            /s/ G. STACY SMITH
                                            -----------------------------------
                                            G. Stacy Smith




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                                   INDEX TO EXHIBITS


EXHIBIT
NUMBER                 DESCRIPTION
-------                -----------
   1                   Joint Filing Agreement dated February 4, 2003 between
                       Reid S. Walker and G. Stacy Smith.








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